

July 2, 2007

Mail Stop 3561

Jodi Taylor
Chief Financial Officer
Harold's Stores, Inc.
5919 Maple Avenue
Dallas, Texas 75235

RE: **Harold's Stores, Inc.**
        Schedule 14A Filed on June 5, 2007
        File No. 001-10892

        Schedule 13E-3 filed on June 5, 2007
        File No. 005-40218

Dear Ms. Taylor:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note your disclosure on page 36 of the proxy statement that the directors,
        officers and controlling shareholders of Harold's Stores, Inc. are considered Filing
        Persons, however, we note that they are not listed as filing persons on the cover
        page of the Schedule 13E-3. Please add them as filing persons on the Schedule

13E-3 and ensure that each of them executes the signature page or tell us why they have been omitted. We remind you that that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements. We reference Section II.D.3 of our Current Issues and Rulemaking Projects Outline, available at http://www.sec.gov/divisions/corpfin.shtml.

Item 16. Material to be Filed as Exhibits

2.   We note that throughout your proxy statement you have incorporated by reference information from your most recent annual report on Form 10-K in satisfaction of various disclosure obligations. Please revise your Schedule 13E-3 to specifically incorporate the Form 10-K by reference as an exhibit to the Schedule pursuant to General Instruction F of Schedule 13E-3.

3.   Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3 and must be filed as an exhibit to the Schedule 13E-3 and summarized in the information statement. We note, for example, disclosure indicating that management selected Willamette Management Associates to prepare a report analyzing the value of the company's intangible assets. Please file this report as an exhibit or advise us as to why you believe that this is not materially related to the going private transaction.

Proxy Statement

Shareholders Entitled to Vote

4.   Here and on page 5 under "How does the Board of Directors recommend that the shareholders vote?," please revise to state that because the Controlling Shareholders have indicated their intent to vote all of their shares in favor of the matters being presented at the Annual Meeting, the vote is assured.

Proposal 1

General, page 2

5.   We note the disclosure throughout the proxy statement regarding Proposal 1 which indicates that by approving the charter amendment, shareholders are voting to effectuate the reverse and the forward stock split in the same proposal. In accordance with Rule 14a-4(a)(3), please tell us what consideration you have given to unbundling these amendments to provide shareholders the opportunity to vote on each one separately. For further guidance, please see the Fifth

Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004). Specifically, tell us whether shareholder approval of the forward stock split is required under state law.

6. You indicate that the Board has authorized the Reverse Split. Please revise your disclosure in this section to indicate whether the Board also found the Reverse/Forward Stock Split to be fair to your unaffiliated stockholders. Refer to Item 1014(a) of Regulation M-A.

Summary Term Sheet, page 3

What are the purposes of and reasons for the Reverse/Forward Stock Split?

7. Please revise to explain what you mean when you refer to your "current size and resources, the lack of analyst coverage, the nominal price of [y]our Common Stock" and why those are reasons to engage in the Reverse/Forward stock split. Otherwise it would appear that the primary reason the Board considered in engaging in the Reverse/Forward stock split is to reduce the costs of public reporting and internal control compliance.

8. In the fourth bullet point, please clarify how you calculate achieving $100,000 of human resource value. Also, distinguish this amount from the $5,000 you mention will be realized in the last bullet point as these bullet points would appear to cover similar costs.

9. Please revise the fifth bullet point to be more specific in your discussion of the legal expense that is associated with the Company being registered.

10. In addition to the increased reporting and compliance costs, disclose here or under "Background" any other factors related to your operations, current business prospects and recent operating history that influenced the timing of the going private transaction. Otherwise it is not clear why you chose now, as opposed to some other time, to go private. See Item 1013 (c) of Regulation M-A.

What are the effects of the Reverse/Forward Stock Split on the Company?

11. We note that you intend to "continue to issue annual reports to shareholders with audited financial statements and other information necessary for the trading of [y]our Common Stock in the pink sheets…" Here or in an appropriate place in your disclosure, please elaborate upon how this information will differ from what you currently provide and confirm that you have not excluded these costs from the savings you expect to earn as a result of the going private transaction, as

discussed above. Also, explain whether this information will satisfy the minimum amount of information required by Exchange Act Rule 15c-2-11, to which you refer on page 9.

How does the Board of Directors recommend that the shareholders vote?

12.   We note that Robert Anderson abstained from voting due to a potential conflict of interest. Please describe the conflict of interest to which you refer. Further, because Mr. Anderson abstained, please delete your reference to "unanimous" approval here and throughout your disclosure document.

Do the Board of Directors and the Filing Persons believe that the terms of the Reverse/Forward Stock Split…are fair?

13.   We note your disclosure here and throughout your proxy statement indicating that the board of directors "determined that the Reverse/Forward Stock Split and Deregistration Transaction are fair to both the Cashed-Out Shareholders and remaining shareholders." Please revise your fairness determination to indicate that the going private transaction or, in this case, the Reverse/Forward Stock Split is fair to unaffiliated shareholders, as required in Item 1014(a) of Regulation M-A. Please ensure that you have made consistent revisions throughout the proxy statement.

14.   In your discussion of the factors considered by the Board in arriving at its fairness determination under "Fairness Determination of the Company and Filing Persons," please elaborate upon the factors mentioned here. Specifically, please quantify your current financial position, describe your sources of capital and explain your business and financial prospects.

What potential conflicts of interest are posed by the Reverse/Forward Stock Split?

15.   Please clarify your statement that after consummation of the reverse/forward stock split, remaining shareholders may not be afforded "substantial level of liquidity" for their shares of common stock and why this is being addressed in the context of potential conflicts of interest.

Are there any conditions to the consummation of the Reverse/Forward Stock Split?

16.   Please explain how shareholders will be informed whether the conditions to the consummation of the reverse/forward stock split are met.

Special Factors, page 8

Purposes of and Reasons for the Reverse/Forward Stock Split and the Deregistration Transaction, page 8

17.   Please further explain the "limited trading" of your common stock in the second bullet point. Please also describe the ramifications of a potential listing on the "pink sheets." Finally, please elaborate upon why your recent operating performance requires you to rely upon your Controlling Shareholders for additional funding needs.

18.   Please balance your disclosure by describing some of the advantages of being a public company that will be lost as a result of deregistration, such as:

- rights and protections that the federal securities laws give to stockholders of public companies;
- substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies; and
- various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading.

Alternatives Considered by the Board of Directors and Special Committee, page 9

19.   Please provide the basis for the Board's uncertainty that a sufficient number of shareholders would tender their shares. Please also quantify the additional costs that would be associated with proceeding with a tender offer.

20.   You mention that neither the Board nor the Special Committee considered a going private transaction because the Company does not have the funds available to fund such a transaction. Considering the reverse stock split itself is considered a going private transaction, please revise to elaborate upon what you are referring to here and, if you mean to state that you did not consider a merger or acquisition, please state this.

21.   Please further explain why the controlling shareholders would not approve an asset sale or a business combination.

22.   We note that state law does not provide dissenter's rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, explain whether the board considered the lack of dissenter's rights in choosing the method by which to take the company private and whether dissenter' rights would have been available if you had chosen a

different means to go private. In the context of the fairness of the going private transaction, please also discuss to what extent, if any, the Board, Special Committee and Filing Persons considered the lack of dissenter's rights in the context of the procedural fairness of the transaction.

Effects of the Reverse/Forward Stock Split on Cashed-Out Shareholders, page 12

23.   Please clarify your reference to "far enough in advance" of the effective date of the reverse/forward stock split to provide stockholders with a more definite deadline by when they need to take action. Further, for purposes of placing this discussion in context, please explain, if accurate, that you intend to effectuate the Reverse Stock Split by counting the number of shares held in the form of record, as opposed to beneficial, ownership.

Fairness Determination by the Company and the Filing Persons, page 15

24.   In the first paragraph, you indicate that the members of the Audit Committee were appointed to act as a Special Committee of independent directors to consider the fairness of the Reverse/Forward Stock Split and the Deregistration Transaction. If the Special Committee found the going private transaction as a whole fair to the Company's unaffiliated shareholders, please state this and elaborate upon the factors that the Special Committee considered in arriving at this determination. Alternatively, if the Special Committee determined exclusively the substantive fairness of the going private transaction, as you indicate on page 17, please revise your disclosure to clarify this so that the role of the Special Committee is clear.

Procedural Fairness, page 16

25.   In the first paragraph, you state that "some of the members of the Board" may have conflicted interests…" If more than one member of the Board was conflicted, please elaborate to explain, considering your existing disclosure only mentions the conflict of Mr. Anderson.

26.   Please revise your discussion to more fully explain why the transaction was not structured so that approval of at least a majority of unaffiliated stockholders is required, pursuant to Item 1014(c) of Regulation M-A. You disclose that approval of a majority of unaffiliated shareholders would "inappropriately place the responsibility for approving or rejecting the transaction in the hands of a relatively small group of shareholders," however, this statement alone does not appear to support the procedural fairness of the transaction. Please revise as appropriate.

Substantive Fairness, page 17

27.   In the third bullet point, you acknowledge that an insufficient level of liquidity in the trading of your Common Stock "may cause the purchase or sale of shares of [y]our Common Stock to be difficult or impossible." Please explain how this factor is one that supports the fairness of the transaction in light of this acknowledgement.

28.   Please substantially revise this discussion to disclose how the Board, the Special Committee and the Filing Persons determined the transaction to be substantively fair to the unaffiliated shareholders as you currently provide little information as to how they arrived at their substantive fairness determination. The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company's fairness determination. See Exchange Act Release 17719 (April 13, 1981). To the extent the Board, Special Committee and/or Filing Persons are relying on the analyses of Southwest Securities to satisfy the requirement to evaluate going concern value and/or the liquidation analysis, then each must specifically adopt the advisor's analysis and conclusion as its own. Please revise or advise. In this regard, it is unclear what consideration was given to the Southwest analyses when determining fairness. Please address.

29.   Further, if any of the Instruction 2 factors lead to a higher per share price than what you are offering to shareholders, this fact must be disclosed and explained. For example, we note that the historical market price of the Company's shares of Common Stock, as disclosed on page 35, exceeds the price per share being offered in the Reverse/Forward stock split.

30.   See your discussion under "How does the Board of Directors recommend that the shareholders vote?" In the context of arriving at its fairness determination, please discuss to what extent the Board considered that, despite the lack of differentiation of treatment among shareholders, it is usually affiliated shareholders who own a larger percentage and, therefore, are less likely to be cashed out in a going private transaction.

31.   The substantive fairness determination should address the fairness of the transaction to shareholders who will retain their interest in the company as well as to those who will not. Therefore, a determination as to the fairness of the reverse stock split ratio should also be discussed. See Question 19 of Exchange Act Release No. 17719 (April 13, 1981). Please advise.

Summary of Fairness Opinion, page 19

32.   We note disclosure indicating that Southwest Securities reviewed and considered
        the internal records of the company, including projections, as referred to in the
        Discounted Cash Flow analysis. Any non-public information used by Southwest
        Securities in formulating its fairness opinion should be summarized in the filing.
        Also, in an appropriate place in this disclosure, please indicate whether the board
        reviewed, for accuracy and completeness, this financial information and whether
        the board found Southwest's reliance upon those materials to be reasonable.

Comparable Public Companies Approach, page 22

33.   Please further explain how the comparable public companies were selected for
        analysis.

Discounted Cash Flow Approach, page 25

34.   Please also briefly explain how Southwest Securities determined to utilize a 25-
        40% range of discount. We note your explanation as to why a relatively high
        range was selected but the range of 15% in and of itself seems broad.

35.   We note that Southwest Securities believed the transaction was fair to unaffiliated
        shareholders notwithstanding the fact that the Discounted Cash Flow Analysis
        resulted in values that exceed the amount being paid in this transaction. Please
        revise to explain how they arrived at this determination. See Q&A 21 in SEC
        Release No. 34-17719 (Apr. 13, 1981).

36.   We note your indication that Southwest Securities used the results of the various
        valuation approaches used "to estimate an implied equity value range of $0.26 to
        $.30 per share." Please revise to disclose how Southwest arrived at this range.

Summary Analysis of Recent … Transactions, page 26

37.   We note that Southwest Securities reviewed the premiums in recent transactions
        for multiple periods. Did they compare the cash payment in the present
        transaction to the stock prices for any periods in addition to May 1, 2007 and, if
        not, why not?

General Information About the Reverse/Forward Stock Split and Deregistration
Transaction, page 28

38.   Please disclose how the Special Committee arrived at the reverse split ratio and
        cash payment amount. For example, we note that several ratios were prepared by
        Southwest Securities, according to the report they filed as Exhibit (c)(1) to the
        Schedule 13E-3. If Southwest Securities assisted in the determination of the final
        ratio, please revise to discuss this pursuant to Item 1015(b)(5) of Regulation M-A.

Financing of the Reverse Stock Split, page 32

39.   Please revise this discussion to provide additional information regarding the terms
        of the Subordinated Loan Agreement, including the interest rate, any collateral
        used to secure the loan, etc. See Item 1007(d) of Regulation M-A.

The Filing Persons of the Company, page 36

40.   Please identify the natural person(s) who controls Inter-Him N.V. via voting or
        investment power.

Financial Statements, page 39

41.   Please update this summary information to reflect the information provided in
        your most recent quarterly report filed on June 19, 2007.

42.   Please confirm that you will deliver the information incorporated by reference to
        shareholders at the same time as you send them the proxy statement.

Proxy

43.   Please revise your proxy card to provide the means for shareholders to withhold
        their authority to vote for the director nominees. See Rule 14a-4(b)(2).

* * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Benson at (202) 551-3335 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Michael M. Stewart, Esq.
Crowe & Dunlevy
Via Fax: (405) 272-5238